UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13GA


Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Energy West Incorporated

---------------------------------------------------------------
(Name of Issuer)

Common Stock
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(Title of Class of Securities)

390 406 106
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(CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act
(however, see the
Notes).

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1. NAMES OF REPORTING PERSONS
IRS INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ian Bruce Davidson
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ](b)[X]
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION

United States Of America
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5. SOLE VOTING POWER

   N/A
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

6. SHARES VOTING POWER
340,156
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7. SOLE DISPOSITIVE POWER

340,156
----------------------------------------------
8. SHARED DISPOSITIVE POWER

340,156
----------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

340,156
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (9) EXCLUDES
[X]
CERTAIN SHARES

Ian Davidson and Nancy Davidson (reporting person's wife) jointly own 340,156 shares of Energy West Incorporated, such number being 13% of the total outstanding shares. Mr. and Mrs. Davidson own these shares as joint tenants with rights of survivorship. Mr. Davidson is the Chairman of D.A. Davidson & Co., a broker/dealer. D.A. Davidson & Co. is short 100 shares of Energy West Incorporated. The D.A. Davidson & Co. ownership position in these shares is solely through its capacity as a market maker. Mr. Davidson disclaims beneficial ownership of the shares owned by D.A. Davidson & Co.

Mr. Davidson's three adult children each own Energy West
Incorporated stock. Mr. Davidson's nine grandchildren have beneficial interests in trusts that own Energy West Incorporated stock. Mr. Davidson disclaims beneficial ownership of the shares owned by his children, and by his grandchildren's trusts.
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13% based upon 2,588,637 shares outstanding as of December 26, 2002 (See Item 4)
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12. TYPE OF REPORTING PERSON
IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.
(a)  NAME OF ISSUER
Energy West Incorporated

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
     1 First Avenue South
     Great Falls MT  59401

ITEM 2.
(a)  NAME OF PERSON FILING
Ian Bruce Davidson

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE
D.A. Davidson & Co.
8 Third Street North
Great Falls MT  59401

(c)  CITIZENSHIP
United States of America

(d)  TITLE OF CLASS OF SECURITIES
Common Stock

(e)  CUSIP NUMBER
390 406 106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
        OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ] Broker or Dealer registered under Section 15 of
         the Act

(b)	[ ] Bank as defined in section 3(a) (6) of the Act

(c)	[ ] Insurance Company as defined in section 3(a) (19)
          of the Act

(d)	[ ] Investment Company registered under section 8 of
                             the Investment Company Act

(e)	[ ] Investment Advisor registered under section 203 of
          the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or Endowment
          Fund; see Section 240.13d-1(b) (1) (ii) (H) Not
          Applicable

(g)  [ ] Parent Holding Company, in accordance with Section
                             240.13d-1(b) (ii) (G) (Note:  See
Item 7)

(h)  [ ] Group, in accordance with Section 240.13d-1(b) (1)
                             (ii) (H) Not Applicable


ITEM 4. OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	AMOUNT BENEFICIALLY OWNED
      340,156 shares of common stock

(b)	PERCENT OF CLASS
      13%

(C)	NUMBERS OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE
      N/A

(ii)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE
      340,156

(iii)SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
      340,156

(iv)	SHARES POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
	340,156

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
	   PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefits plan, pension fund or endowment fund is not required.

N/A


ITEM 7. INDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b) (ii) (G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Rule 13d-1(b)
(ii) (H), so indicate under Item 3(h) and attach and exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10. CERTIFICATION

The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):

BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY
KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE
ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT
ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF
CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH
SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A
PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR
EFFECT.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ian B. Davidson

January 3, 2003